

Mail Stop 3561

July 31, 2008

Mr. Perry Logan
Chief Executive Officer and Chief Financial Officer
Skye International, Inc.
7701 E. Gray Rd, Suite 4
Scottsdale, Arizona 85260

> **Re:** **Skye International, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **File No. 0-27549**

Dear Mr. Logan:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Cover Page

1. Our records show your file number as 0-27549 rather than 0-28083 that appears on the cover page. Please revise to include the correct file number.

Item 8A. Controls and Procedures, page 27
Internal Control over Financial Reporting, page 28

2. It does not appear that your management has completed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

      If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In completing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8810/Financial Reporting Release 77). You can find this release at
- http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation SB. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation SB. Please also: eliminate reference to the Interim President and Interim Chief Financial Officer's titles in the introductory paragraph of the certification; revise paragraph two to refer to this "report" as opposed to this "quarterly report;" and revise what will be paragraph 4.d. to include the omitted parenthetical language.

Please note that the failure to complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

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Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ta Tanisha Meadows at (202) 551-3322, or in her absence, Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3344 with any other questions.

Sincerely,


William H. Thompson
Branch Chief